UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

FOUR OAKS FINCORP, INC.

(Name of Issuer)

COMMON STOCK $1.00 PAR VALUE

(Title of Class of Securities)

350891 10 7 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 350891 10 7	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Josephine L. Sturdivant

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 83,834.293 6. Shared Voting Power 23,075.87 7. Sole Dispositive Power 83,834.293 8. Shared Dispositive Power 23,075.87

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,910.163

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 350891 10 7	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

Four Oaks Fincorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices

6114 US 301 South

Four Oaks, North Carolina 27524

Item 2.

(a)	Names of Persons Filing

This statement is filed by Josephine L. Sturdivant.

(b)	Address of Principal Business Office or, if none, Residence

5426 Hampton Road

Fayetteville, North Carolina 28311

(c)	Place of Organization or Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, par value $1.00 per share

(e)	CUSIP Number

350891 10 7

Item 3.

Not Applicable.

Item 4.    Ownership

(a)	Amount Beneficially Owned:

As of December 31, 2002, the Reporting Person beneficially owned 106,910.163 shares, which includes 21,623.091 shares owned by her spouse individually and 1,452.779 shares owned jointly by the Reporting Person and her spouse. The Reporting Person declares that the filing of this Schedule 13G shall not be construed as an admission that she is, for purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any of the shares owned of record by her spouse. The Reporting Person disclaims beneficial ownership of such shares owned by her spouse individually.

CUSIP No. 350891 10 7	13G	Page 4 of 5 Pages

(b)	Percent of Class:

Such 106,910.163 shares are 4.9% of the 2,144,210 shares outstanding as of December 31, 2002.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	83,834.293

(ii) shared power to vote or to direct the vote:	23,075.87

(iii) sole power to dispose or to direct the disposition of:	83,834.293

(iv) shared power to dispose or to direct the disposition of:	23,075.87

Item 5.    Ownership of Five Percent or Less of a Class [ X ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

As stated above, the Reporting Person’s spouse owns 21,623.091 shares individually and has the right to receive dividends and proceeds from the sale of such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.    Identification and Classification of Members of the Group

Not Applicable

Item 9.    Notice of Dissolution of Group

Not Applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 350891 10 7	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003

Signature: /s/ Josephine L. Sturdivant

        Name: Josephine L. Sturdivant